Proskauer Rose LLP 1001 Pennsylvania Avenue, NW, Suite 600 South Washington, DC 20004-2533

d 202.416.6800
f 202.416.6899
May 27, 2020
www.proskauer.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Oaktree Strategic Income Corporation (the “Company”)

Registration Statement on Form N-2

Ladies and Gentlemen:

On behalf of the Company, we transmit herewith for filing with the Securities and Exchange Commission the Company’s Registration Statement on Form N-2 under the Securities Act of 1933, as amended, which registers an aggregate of $200,000,000 of the Company’s common stock, warrants, subscription rights and debt securities for offering to the public by the Company from time to time in accordance with Rule 415 under the Securities Act of 1933, as amended.

Please direct any questions or comments to me at 202.416.6860 or wtuttle@proskauer.com, or to Erin M. Lett at 202.416.6829 or elett@proskauer.com.

Very truly yours,

/s/ William J. Tuttle
William J. Tuttle

cc:	Erin M. Lett

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